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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED JULY 31, 2002                  COMMISSION FILE NUMBER:

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSACTION PERIOD FROM ________________________ TO ___________________




      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
                c/o Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        BREITNER CENTER, AMSTELPLEIN 2,
                       1096 BC AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        NONQUALIFIED STOCK PURCHASE PLAN

                                TABLE OF CONTENTS

                                                               PAGE
Independent Auditors' Report                                     1

Statements of Financial Condition - July 31, 2002 and 2001       2

Statements of Income and Changes in Plan Equity -
    Year ended July 31, 2002 and 2001                            3

Notes to Financial Statements                                    4


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                          INDEPENDENT AUDITORS' REPORT

The Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2002 and 2001 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2002 and 2001, and the results of its operations in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP

New York, New York
October 28, 2002


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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                                                   JULY 31, 2002                      JULY 31, 2001
                                                                 ($ IN THOUSANDS)                    ($ IN THOUSANDS)
Assets:
Investment in Philips Electronics N.V. common stock at
market value - 1,798,821 shares in 2002 and 673,231
shares in 2001 (cost $49,656 in 2002 and $19,983 in
2001)                                                                   40,546                             18,601
Contributions receivable from participants                               1,936                              1,355
                                                                       -------                            -------

                            Total Assets                                42,482                             19,956
                                                                       -------                            -------
                            Plan Equity                                $42,482                            $19,956
                                                                       =======                            =======


See accompanying notes to financial statements


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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        INCOME AND CHANGES IN PLAN EQUITY

                                                             YEAR ENDED JULY 31, 2002            YEAR ENDED JULY 31, 2001
                                                                 ($ IN THOUSANDS)                    ($ IN THOUSANDS)
Investment income (loss):

    Net depreciation in market value of investments                  $   (7,729)                          $ (1,383)
    Net realized loss on sale of investments                                (22)                               (42)
    Dividend income from Koninklijke
    Philips Electronics N.V. Common Stock                                   427                                 51
                                                                        -------                            -------
                                                                         (7,324)                            (1,374)

Contributions:
    Participants                                                         25,986                             18,749
    Employer                                                              8,580                              3,115
                                                                        -------                            -------

    Total contributions                                                  34,566                             21,864
                                                                        -------                            -------
    Total additions                                                      27,242                             20,490

Less: Distributions to participants                                      (4,716)                              (534)
                                                                        -------                            -------

    Net Increase                                                        $22,526                            $19,956


Plan Equity:
   Beginning of the Year                                                 19,956                                  0
                                                                        -------                            -------
   End of Year                                                          $42,482                            $19,956
                                                                        =======                            =======


See accompanying notes to financial statements

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2002 AND 2001

(1)    DESCRIPTION OF THE PLAN

       The following description of the Koninklijke Philips Electronics N.V. (the "Company") Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of the Company effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company's subsidiaries in the U.S. the right to purchase common shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including Euronext Amsterdam and the New York Stock Exchange ("NYSE").

       PARTICIPATION

       U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company except for certain senior executives, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees, subject to collective bargaining agreements, are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in "Plan Restrictions."

       CONTRIBUTIONS

       Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

       The cost of shares to the participants will be the lesser of 85% of the closing price on the first day of the applicable purchase period on which stocks are traded on the NYSE, or 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE. The difference between the fair value of the shares purchased and the cost to the participants represents employer contributions.

       Participant shares are held by EquiServe N.A., the Plan's custodian.

       Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).


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KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2002 AND 2001

       VESTING

       All contributions and common shares are 100% vested.

       DIVIDENDS

       Dividends paid, net of applicable taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing price.

       PLAN RESTRICTIONS

       A participant may sell any shares held in their account at any time; however, if a participant sells shares held by the Plan for less than one year, that participant will not be allowed to make contributions to the Plan in the subsequent two purchase periods following the sale.

       PLAN TERMINATION

       The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

       PLAN EXPENSES

       Plan expenses are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following are significant accounting policies followed by the Plan:

       BASIS OF ACCOUNTING

       The accompanying financial statements are prepared on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded on first in, first out method. Dividends are recorded on the ex-dividend date.


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KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2002 AND 2001

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       DISTRIBUTIONS

       Participants may request distributions of stock certificates or cash. Distributions are recorded when paid.

(3)    INVESTMENT IN COMMON SHARES

       Each participant is a 100% owner of the number of shares held on their behalf at EquiServe. Participants maintain the same rights as common stock shareholders.

       At July 31, 2002 and 2001, 1,798,821 and 673,231 shares were held respectively, by participants of the Plan valued at $22.54 and $27.63 per share at July 31, 2002 and 2001, respectively. There were $1,936,245 and $1,354,920 of participants contributions not yet used to purchase shares on July 31, 2002 and 2001, respectively, which is reflected as contributions receivable from participants on the statements of financial condition.

       Proceeds from the sales of Company common stock (including the market value of stock distributed at the date of distribution), cost of stock sold/distributed and related realized loss were as follows:

                                                       For the year ended July 31,
                                                           2002              2001
                                                        -----------    -----------
                         Proceeds                       $ 4,716,000    $   534,000
                        Cost of stock sold                4,738,000        576,000
                                                        -----------    -----------

                                        Realized loss   $   (22,000)   $   (42,000)
                                                        ===========    ===========

       The change in the unrealized losses of Company common stock held by the Plan was $7,729,000 and $1,383,000 for the years ended July 31, 2002 and 2001, respectively.

(4)    TAX STATUS

       The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the participant generally would include in ordinary income an amount equal to the excess, if any, of the closing market price of the shares on the purchase date over the discounted purchase price


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     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2002 AND 2001

       (85% of the closing price on the first or the last day of the purchase period, whichever is lower). Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will be taxed to participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants will also be required to include as ordinary income, the amount of any dividends on common shares purchased through the Plan.

(5)    MARKET RISK

       The Plan invests in common stock of Koninklijke Philips Electronics N.V. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.


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SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                            NONQUALIFIED STOCK PURCHASE PLAN

DATE:   October 29, 2002               BY: /S/ KEVIN DORAN
                                       -----------------------------------------
                                       NAME: KEVIN DORAN
                                       TITLE: CHAIRMAN, STOCK PURCHASE PLAN
                                              COMMITTEE


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                         CONSENT OF INDEPENDENT AUDITORS

To the Supervisory Board of Management of
Koninklijke Philips Electronics N.V.

We consent to the incorporation by reference in the Registration Statement (No. 333-39204) on Form S-8 of Koninklijke Philips Electronics N.V. of our report dated October 28, 2002 relating to the statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan as of July 31, 2002 and 2001 and the related statements of income and changes in plan equity, for the years then ended which report appears in the July 31, 2002 Annual Report of Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan on Form 11-K.

/s/ KPMG LLP

New York, NY
October 28, 2002